Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp.

Fold, Inc. and FTAC Emerald Acquisition Corp. Announce Effectiveness of
Registration Statement and Special Meeting to Approve Business Combination

January 23 - NEW YORK - Fold, Inc. (“Fold”), a pioneering bitcoin financial services company, announced that on January 23, 2025, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4 (“Registration Statement”) filed in connection with its proposed business combination (the “Business Combination”) with FTAC Emerald Acquisition Corp. (OTC: FLDD) (“FTAC”). The Registration Statement provides important information about Fold, FTAC, and the Business Combination.

FTAC also announced it has scheduled a special meeting in lieu of the 2024 annual meeting of stockholders (the “Special Meeting”) on February 12, 2025 to vote on proposals relating to the Business Combination. Accordingly, FTAC has commenced mailing to its stockholders a definitive Proxy Statement/Prospectus relating to the Business Combination and Special Meeting. The Business Combination is expected to close shortly after the Special Meeting, subject to stockholder approvals and satisfaction of other customary closing conditions. Upon closing, the combined company will be renamed “Fold Holdings, Inc.” and is expected to re-list on Nasdaq under the ticker “FLD”.

Meeting Details

More information about voting and attending the Special Meeting is included in the definitive Proxy Statement/Prospectus filed by FTAC with the SEC, which is available on the SEC's website at www.sec.gov. FTAC encourages stockholders to read the Proxy Statement/Prospectus carefully. The deadline for FTAC's public stockholders to exercise their redemption rights in connection with the Business Combination is February 10, 2025 at 12:00 p.m. ET. If you have any questions or need assistance voting your shares, please contact FTAC’s proxy solicitor, Sodali & Co, at (800) 662-5200; banks and brokers can call collect at (203) 658-9400.

The FTAC board of directors recommends all stockholders vote “FOR” ALL PROPOSALS in advance of the Special Meeting via the Internet or by signing, dating and returning the proxy card upon receipt by following the instructions on the proxy card.

About Fold

Founded in 2019, Fold is a leading bitcoin financial services company dedicated to expanding access to bitcoin investment opportunities through premium financial products. By integrating bitcoin into everyday financial services, Fold aims to make the American Dream available to more people. For more information, visit https://foldapp.com/investors.

About FTAC Emerald Acquisition Corp.

FTAC Emerald is a special purpose acquisition company sponsored by Cohen Circle and formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with a core commitment to providing social, financial, and/or environmental value.

Important Information About the Business Combination and Where to Find It

This document relates to a proposed transaction between Fold and FTAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties have filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of FTAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC stockholders. FTAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

Participants in the Solicitation

Fold and FTAC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC’s stockholders in connection with the proposed transaction. A list of the names of the respective directors and executive officers of Fold and FTAC and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Fold and FTAC . Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of FTAC and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by FTAC 's business combination deadline and the potential failure to obtain an extension of the business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of FTAC ; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Fold’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against FTAC or Fold related to the business combination agreement or the proposed transaction; (vii) the ability to list the combined company’s securities on NASDAQ; (viii) the ability to address the market opportunity for Fold’s products and services; (ix) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (x) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (xiii) those factors discussed in FTAC’s filings with the SEC, including the proxy statement/prospectus related to the proposed transaction, under the heading “Risk Factors,” and other documents of FTAC filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC nor Fold presently know or that FTAC and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FTAC’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this press release. While FTAC and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC’s and Fold’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor and Media Contacts

Fold@icrinc.com
FTAC Emerald: info@cohencircle.com